Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 236 to Registration Statement No. 002-67052 on Form N-1A of our reports dated May 28, 2008, relating to the financial statements and financial highlights of Absolute Strategies Fund, Austin Global Equity Fund, Merk Hard Currency Fund and Payson Total Return Fund, each a series of Forum Funds, appearing in the annual reports on Form N-CSR of Forum Funds, for the year ended March 31, 2008, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm”, and “Financial Statements” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

July 29, 2008